Exhibit 21.1

Subsidiaries of Registrant

FlexShopper, LLC is a limited liability company formed under the laws of the State of Delaware in June 2013.

FlexShopper 1, LLC and FlexShopper 2, LLC are wholly-owned subsidiaries formed under the laws of the State of Delaware in the first quarter of 2015.

FlexLending, LLC, is a limited liability company organized under the laws of Delaware in 2019.

FlexRetail LLC, is a limited liability company formed under the laws of Florida in October 2021.